ISSUER FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-181531

May 14, 2014

PRICING TERM SHEET

BREITBURN ENERGY PARTNERS L.P.

8.25% Series A Cumulative Redeemable Perpetual Preferred Units

(Liquidation Preference $25.00 per Unit)

Issuer	BreitBurn Energy Partners L.P.

Title of Securities	Series A Cumulative Redeemable Perpetual Preferred Units (the “units”).

Number of Units	7,000,000 units.

Number of Option Units	1,000,000 units.

Public Offering Price	$25.00 per unit; $175,000,000.00 total (assuming no exercise of the option to purchase additional units).

Underwriting Discounts	$0.7875 per unit; $5,512,500.00 total (assuming no exercise of the option to purchase additional units).

Maturity Date	Perpetual (unless redeemed by the Issuer in the event of a Change of Control or on or after May 15, 2019).

Ratings	The Series A Cumulative Redeemable Perpetual Preferred Units will not be rated.

Trade Date	May 14, 2014.

Settlement Date	May 21, 2014 (T + 5).

Liquidation Preference	$25.00 plus accumulated and unpaid dividends.

Distribution Rate	8.25% per annum of the $25.00 per unit liquidation preference (equivalent to $2.0625 per unit per annum).

Distribution Payment Dates	Monthly on the 15th day of each month, commencing on July 15, 2014.

Optional Redemption	On or after May 15, 2019, the issuer may, at its option, redeem the Series A Cumulative Redeemable Perpetual Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.
Change of Control

Conversion Right Unit Cap	2.46548 shares of BreitBurn Energy Partners L.P. Common Units per Series A Cumulative Redeemable Perpetual Preferred Unit.

CUSIP/ISIN	106776115/US1067761155.

Joint Book-Running Managers	Morgan Stanley & Co. LLC, UBS Securities LLC, Wells Fargo Securities, LLC, and MLV & Co. LLC.

Co-Managers	Janney Montgomery Scott LLC, Barclays Capital Inc. and Oppenheimer & Co. Inc.

Listing	The Issuer intends to file an application to list the Series A Preferred Units on the NASDAQ Global Select Market under the symbol “BBEPP”. If the application is approved, trading of the Series A Preferred Units on the NASDAQ Global Select Market is expected to commence within 30 days after their original issue date.

ADDITIONAL INFORMATION:

Footnote (d) under the caption Ratio of Earnings to Fixed Charges on page S-20 is hereby amended to read as follows: “Earnings were inadequate to cover fixed charges by $131.5 million for the year ended December 31, 2013.”

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the prospectus supplement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting: Morgan Stanley & Co. LLC at 1-888-827-7275, UBS Securities LLC at 1-877-827-6444, ext. 561 3884, Wells Fargo Securities, LLC at 1-800-326-5897 or MLV & Co. LLC at 1-212-542-5882.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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